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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)   *

Crystallex International Corporation
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
22942F101
(Cusip Number)
December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index Found on Page 17

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Partners II LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**           The reporting persons making this filing hold an aggregate of 14,303,373 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,722,413 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,722,413 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,722,413 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 18 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Fund [See Item 2]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**           The reporting persons making this filing hold an aggregate of 14,303,373 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0- [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 18 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf High Yield Master Fund
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**           The reporting persons making this filing hold an aggregate of 14,303,373 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0- [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0- [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 18 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Master Fund
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**        The reporting persons making this filing hold an aggregate of 14,303,373 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,975,487 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,975,487 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,975,487 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 18 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GCP II SPV I
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**        The reporting persons making this filing hold an aggregate of 14,303,373 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 157,875 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 157,875 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,875 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 18 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GCOF SPV I
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**        The reporting persons making this filing hold an aggregate of 14,303,373 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,447,598 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,447,598 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,447,598 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 18 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Advisors LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**           The reporting persons making this filing hold an aggregate of 14,303,373 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,722,413 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,722,413 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,722,413 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 8 of 18 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**           The reporting persons making this filing hold an aggregate of 14,303,373 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,303,373 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,303,373 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,303,373 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) PN, IA

Page 9 of 18 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**           The reporting persons making this filing hold an aggregate of 14,303,373 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,303,373 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,303,373 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,303,373 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 10 of 18 Pages

13G

CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**           The reporting persons making this filing hold an aggregate of 14,303,373 Shares, which is 4.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,303,373 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,303,373 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,303,373 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 18 Pages

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on February 15, 2008 (together with all prior and current amendments thereto, this “Schedule 13G”).

Preliminary Note: The Reporting Persons (as defined below) are filing this Schedule 13G with respect to the Common Shares, no par value (the “Shares”), of Crystallex International Corporation (the “Company”). As of the date hereof, the Reporting Persons own, in aggregate, (i) 10,549,623 Shares, and (ii) warrants to purchase 3,753,750 Shares (the “Warrants”), which Warrants are currently exercisable. The Reporting Persons are filing this Schedule 13G to report their respective beneficial ownership of Shares through the ownership of Shares and Warrants. All numbers and percentages contained in this Schedule 13G represent beneficial ownership of Shares (including Shares owned directly by the Reporting Persons and Shares deemed to be beneficially owned through the Warrants owned by the Reporting Persons as of the date hereof), unless stated otherwise. All percentages were calculated based on the 294,780,848 Shares outstanding as of September 30, 2008 (as reported by the Company in its Form 6-K filed with the Securities and Exchange Commission on November 14, 2008), plus the additional Shares that would be issued if the Reporting Person exercised the Warrants it owns as of the date hereof, if applicable. The percentages do not assume the exercise of Warrants held by any other persons or entities.

Item 1. Issuer

(a)	Name of Issuer

Crystallex International Corporation

(b)	Address of Issuer’s Principal Executive Offices

18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4

Item 2.	Identity And Background

Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))

This statement relates to the Common Shares, no par value, of the Company. The CUSIP number of the Shares is 22942F101.

Name Of Persons Filing, Address Of Principal Business Office And Citizenship (Item 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Capital Partners II LP, a Delaware limited partnership (“Greywolf Capital II”), with respect to the Shares owned by it;
(ii)	Greywolf Capital Overseas Fund, a Cayman Islands exempted company (“Greywolf Overseas”), with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);

Page 12 of 18 Pages

(iii)	Greywolf High Yield Master Fund, a Cayman Islands exempted company (“Greywolf High Yield”), with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);
(iv)

Greywolf Capital Overseas Master Fund, a Cayman Islands exempted company (“Greywolf Master Overseas”), with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);

(v)	GCP II SPV I, a Cayman Islands exempted company, with respect to the Shares owned by it;

(vi)	GCOF SPV I, a Cayman Islands exempted company, with respect to the Shares beneficially owned by it (through its ownership of Shares and Warrants);

(vii)	Greywolf Advisors LLC, a Delaware limited liability company and the general partner (the “General Partner”) of Greywolf Capital II, with respect to the Shares owned by Greywolf Capital II;
(viii)

Greywolf Capital Management LP, a Delaware limited partnership and the investment manager (the “Investment Manager”) of Greywolf Capital II, Greywolf Overseas, Greywolf High Yield, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I, with respect to the Shares owned or beneficially owned by such entities (through their ownership of Shares and Warrants, as applicable);

(ix)

Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares owned or beneficially owned by Greywolf Capital II, Greywolf Overseas, Greywolf High Yield, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I (through their ownership of Shares and Warrants, as applicable); and

(x)

Jonathan Savitz, a United States citizen and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner (“Savitz”), with respect to the Shares owned or beneficially owned by each of Greywolf Capital II, Greywolf Overseas, Greywolf High Yield, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I (through their ownership of Shares and Warrants, as applicable).

Greywolf Capital II, Greywolf Overseas, Greywolf High Yield, Greywolf Master Overseas, GCP II SPV I and GCOF SPV I are together referred to herein as the “Greywolf Funds.”

This Schedule 13G reports that effective as of January 1, 2009, Greywolf Overseas contributed certain assets, including Shares and Warrants, to each of Greywolf Master Overseas and GCOF SPV I, in each case as part of the consideration in exchange for the issuance of shares

Page 13 of 18 Pages

by each such entity to Greywolf Overseas. As a result, Greywolf Overseas ceased to be a beneficial owner of any Shares reported herein. This Schedule 13G also reports that effective as of January 1, 2009, Greywolf Capital II contributed certain assets, including Shares, to GCP II SPV I, as part of the consideration in exchange for the issuance of shares by such entity to Greywolf Capital II.

The citizenship of each of the Reporting Persons is set forth above. The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Overseas, Greywolf High Yield and Greywolf Master Overseas is 4 Manhattanville Road, Suite 201, Purchase, NY 10577 and (ii) Greywolf Overseas, Greywolf High Yield and Greywolf Master Overseas is Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman.

Item 3.	If This Statement Is Filed Pursuant To Sections 240.13d-1(b), Or 13d-2(b) Or (c), Check Whether The Person Filing Is An Entity Specified In (a) - (k):

Not Applicable.

If This Statement Is Filed Pursuant To Section 240.13d-1(c), Check This Box. ☒

Item 4.	Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for each of the Greywolf Funds are owned or beneficially owned by such Greywolf Fund (in each case through its direct ownership of Shares and Warrants, as applicable). The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Capital II. The Investment Manager, as investment manager of the Greywolf Funds, may be deemed to be the beneficial owner of all such Shares owned or beneficially owned by each of the Greywolf Funds (in each case through its direct ownership of Shares and Warrants, as applicable). The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares owned or beneficially owned by each of the Greywolf Funds (in each case through its direct ownership of Shares and Warrants, as applicable). Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares owned or beneficially owned by each of the Greywolf Funds (in each case through its direct ownership of Shares and Warrants, as applicable).Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 5.	Ownership Of Five Percent Or Less Of A Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the deemed beneficial owner of more than five percent of the class of securities, check the following [ X ].

Page 14 of 18 Pages

Item 6.	Ownership Of More Than Five Percent On Behalf Of Another Person

Not Applicable.

Item 7.	Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company

Not Applicable.

Item 8.	Identification And Classification Of Members Of The Group

The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.	Notice Of Dissolution Of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 15 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2009

/s/ Jonathan Savitz

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By Jonathan Savitz,

Senior Managing Member

/s/ Jonathan Savitz

GREYWOLF GP LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as investment manager to

GREYWOLF CAPITAL OVERSEAS FUND,

GREYWOLF HIGH YIELD MASTER FUND,

GREYWOLF CAPITAL OVERSEAS MASTER FUND,

GCP II SPV I and

GCOF SPV I

By Jonathan Savitz,

Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz

Jonathan Savitz

Page 16 of 18 Pages

EXHIBIT INDEX

EXHIBIT 2	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 17 of 18 Pages

EXHIBIT 2

to

SCHEDULE 13G

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: January 16, 2009

/s/ Jonathan Savitz

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By Jonathan Savitz

Senior Managing Member

/s/ Jonathan Savitz

GREYWOLF GP LLC

By Jonathan Savitz

Managing Member

/s/ Jonathan Savitz

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as investment manager to

GREYWOLF CAPITAL OVERSEAS FUND,

GREYWOLF HIGH YIELD MASTER FUND,

GREYWOLF CAPITAL OVERSEAS MASTER FUND,

GCP II SPV I and

GCOF SPV I

By Jonathan Savitz,

Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz

Jonathan Savitz

Page 18 of 18 Pages